UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019.

Commission File Number 001-36866

SUMMIT THERAPEUTICS PLC

(Translation of registrant’s name into English)

136a Eastern Avenue

Milton Park, Abingdon

Oxfordshire OX14 4SB

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On December 23, 2019, Summit Therapeutics plc (the “Company”) announced the results of the resolutions proposed at the Company’s previously announced general meeting of shareholders in connection with (i) the proposed fundraising consisting of (a) the proposed subscription (the “Subscription”) by Mr. Robert W. Duggan (the “Subscriber”) of an aggregate of 166,157,050 ordinary shares (the “Subscription Shares”) of the Company, par value £0.01 per share (the “Ordinary Shares”), and warrants to purchase an aggregate of 24,923,555 Ordinary Shares and (b) the separate proposed placing (the “Placing” and, together with the Subscription, the “Fundraising”) of 9,221,400 Ordinary Shares (the “Placing Shares”) and warrants to purchase an aggregate of 1,383,210 Ordinary Shares in aggregate to two investors in Europe, including the Company’s chief executive officer, Glyn Edwards and (ii) the proposed cancellation of the admission of the Ordinary Shares on AIM (the “AIM Delisting”). All of the resolutions were duly approved by the Company’s shareholders by way of a poll.

The Company also announced that the expected date of admission of the Subscription Shares and the Placing Shares to trading on AIM pursuant to Rule 6 of the AIM Rules for Companies as published from time to time by London Stock Exchange plc (such event, the “Admission”) has been changed from on or about December 30, 2019 to on or about December 24, 2019. As a result, the Subscription is expected to close on or about December 24, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) Admission shall have occurred; (ii) Frank Armstrong, Leopoldo Zambeletti and David Wurzer shall have delivered to the Company executed resignation letters effective upon Admission; and (iii) the Company shall have delivered to the Subscriber and three additional proposed directors, Dr. Elaine Stracker, Dr. Ventzislav Stefanov and Manmeet Soni, executed appointment letters effective upon Admission.

The Placing is also expected to close on or about December 24, 2019, subject to the satisfaction of certain customary closing conditions and the following additional conditions: (i) the securities purchase agreement with the Subscriber dated December 6, 2019 shall not have lapsed or been terminated and shall have been completed in accordance with its terms, subject only to Admission; and (ii) Admission shall have occurred.

The Company’s shareholders duly approved the resolution that the admission of the Ordinary Shares to trading on AIM be cancelled. It is expected that trading of the Ordinary Shares on AIM will cease at 7:00 a.m. GMT on February 24, 2020. The Company’s American Depositary Shares (“ADSs”) will remain listed on the Nasdaq Stock Market (“Nasdaq”) and, accordingly, all public trading of securities in the Company will take place on Nasdaq following the AIM Delisting.

The full text of the related press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

This Form 6-K, including Exhibit 99.1 hereto, does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or in any other jurisdiction.

Forward-Looking Statements

Any statements in this Form 6-K about the Company’s future expectations, plans and prospects, including but not limited to, statements about whether or not the Company will consummate the Fundraising and the anticipated use of the proceeds from the Fundraising, the AIM Delisting, the trading markets for the Company’s Ordinary Shares and ADSs, the clinical and preclinical development of the Company’s product candidates, the therapeutic potential of the Company’s product candidates, the potential of the Discuva Platform, the potential commercialization of the Company’s product candidates, the sufficiency of the Company’s cash resources, the timing of initiation, completion and availability of data from clinical trials, the potential submission of applications for marketing approvals and other statements containing the words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would,” and similar expressions, constitute forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties inherent in the initiation of future clinical trials, availability and timing of data from ongoing and future clinical trials and the results of such trials, whether preliminary results from a clinical trial will be predictive of the final results of that trial or whether results of early clinical trials or preclinical studies will be indicative of the results of later clinical trials, expectations for regulatory approvals, laws and regulations affecting government contracts, availability of funding sufficient for the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements and other factors discussed in the “Risk Factors” section of filings that the Company makes with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F for the fiscal year ended 31 January 2019. Accordingly, readers should not place undue reliance on forward-looking statements or information. In addition, any forward-looking statements included in this Form 6-K represent the Company’s views only as of the date of this Report and should not be relied upon as representing the Company’s views as of any subsequent date. The Company specifically disclaims any obligation to update any forward-looking statements included in this Form 6-K.

This Form 6-K, including Exhibit 99.1 hereto, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-232074).

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated December 23, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUMMIT THERAPEUTICS PLC

Date: December 23, 2019	By:	/s/ Glyn Edwards
Glyn Edwards
Chief Executive Officer